Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31,	Years Ended December 31,
RATIO OF EARNINGS TO FIXED CHARGES	2014	2013	2012	2011	2010	2009

Fixed Charges:
Interest expensed and capitalized	$954,473	$4,395,353	$2,775,848	$2,030,363	$2,067,264	$1,811,931
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	43	659	855,696	-
An estimate of the interest within rental expense	-	-	-	-	-	-
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-
Total fixed charges	$954,473	$4,395,353	$2,775,891	$2,031,022	$2,922,960	$1,811,931

Earnings:
Add:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$(2,853,871)	$1,558,187	$5,309,292	$3,035,959	$3,221,747	$2,276,563
Fixed charges	954,473	4,395,353	2,775,891	2,031,022	2,922,960	1,811,931
Amortization of capitalized interest	-	-	-	-	-	-
Distributed income of equity investees	828,412	-	-	-	-	-
Share of pre-tax losses of equity investees	(15,805)	(1,579,434)	(69,429)	(52,696)	-	-
Less:
Interest capitalized	-	-	-	-	-	-
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-
The non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	-	-	-
Total earnings	$(1,086,791)	$4,374,106	$8,015,754	$5,014,285	$6,144,707	$4,088,494

Ratio
Earnings to fixed charges	-1.1	1.0	2.9	2.5	2.1	2.3